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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                       TOTAL-TEL USA COMMUNICATIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                  89151T 10-6
                                 (CUSIP Number)

                               WARREN H. FELDMAN
                                 150 CLOVE ROAD
                      LITTLE FALLS, NEW JERSEY 07424-0449
                                 (201) 812-1100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 21, 1999
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (ENTITIES ONLY)

         WARREN H. FELDMAN, AND WARREN H. FELDMAN AND ESTHER FELDMAN
         AS JOINT TENANTS
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a)[ ]   (b)[ ]

3        SEC USE ONLY
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4        SOURCE OF FUNDS

         PF
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5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                     [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
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NUMBER OF                 (7)   SOLE VOTING POWER             529,838
  SHARES
BENEFICIALLY              (8)   SHARED VOTING POWER                 0
OWNED BY
  EACH                    (9)   SOLE DISPOSITIVE POWER        529,838
REPORTING
  PERSON                  (10)  SHARED DISPOSITIVE POWER            0
  WITH
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

529,838
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12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)[ ]

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
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9 %*

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14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
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*        BASED ON 7,721,004 SHARES OF COMMON STOCK OF THE ISSUER OUTSTANDING AS
OF DECEMBER 15, 1998, AS REPORTED ON THE ISSUER'S FORM 10-Q, DATED DECEMBER 15, 1998.

                 AMENDMENT NO. 2 TO SCHEDULE 13D

                 This Amendment No. 2 to Schedule 13D filed by Warren H. Feldman and by Warren H. Feldman and Esther Feldman as Joint Tenants, each natural persons and U.S. citizens ("Reporting Persons"), with respect to the common stock, par value $0.05 per share (the "Common Stock"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), supplements and amends the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the Reporting Persons on or about March 3, 1989, as amended by Amendment No. 1 thereto filed with the SEC on December 28, 1998 (the "Schedule 13D").

ITEM 4.          PURPOSE OF TRANSACTION.

                 The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

                 Other as described herein and as previously reported, the Reporting Persons have no plans or proposals which relate to, or would have any of the results set forth in, sections (a)-(j) of this Item 4.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

                 The responses set forth in subsections (a) and (b) of Amendment No. 1 are hereby amended and restated in their entirety as follows:

                 (a) After giving effect to the matters described in Item 6, the Reporting Persons are the beneficial owners of 529,838 shares of Common Stock, which represents approximately
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                     6.9% of the shares of Common Stock outstanding as of
                     December 15, 1998.

                 (b) The number of shares of Common Stock as to which the
                     Reporting Persons have:

                          (i)     Sole power to vote or direct the vote:
                                  529,838.

                          (ii)    Shared power to vote or to direct the vote:
                                  0.

                          (iii) Sole power to dispose or to direct the disposition: 529,838.

                          (iv) Shared power to dispose or to direct the disposition: 0.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                 The response set forth in Item 6 to the Schedule 13D is hereby supplemented as follows:

                 On January 21, 1999, pursuant to a Stock Purchase Agreement, dated as of December 10, 1998 ("Stock Purchase Agreement"), by and among Revision LLC, a Delaware limited liability corporation ("Revision"), Walt Anderson, a natural person ("Mr. Anderson"), Warren Feldman and Solomon Feldman (the "Feldmans"), the Feldmans and certain of their affiliates sold an aggregate of 1,200,000 shares of Common Stock to Revision at a purchase price of $24.00 per share. A description of the terms of, as well as the full text of, each of (i) the Stock Purchase Agreement and (ii) a Settlement Agreement, dated as of December 10, 1998, by and among the Issuer, Mr. Anderson, and Revision, are described in, and are set forth, as Exhibits 2 and 1, respectively, to Amendment No. 1 filed with the SEC on December 30, 1998. The Reporting Persons sold to Revision 419,998 of the shares of Common Stock that were beneficially owned by them.

                 The number of shares of Common Stock reported as beneficially owned by the Reporting Persons in Amendment No. 1 to the Schedule 13D was inadvertently overstated by 80,708 shares. The number of shares reported as beneficially owned in Item 5 has been adjusted to correct this error.
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                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 1999


                                  /s/ Warren Feldman
                           ----------------------------------
                                  Warren Feldman



                                  /s/ Esther Feldman
                           ----------------------------------
                                  Esther Feldman